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                                                                EXHIBIT 20.1


                            FOR IMMEDIATE RELEASE


Contacts:

National Semiconductor                      Cyrix
Alan Bernheimer - Press                     Linda Ashmore - Press
408 721-8665                                972 968-8302
alan.bernheimer@nsc.com                     lashmore@hoffman.com

Jim Foltz - Investor Relations              Mark Lipscomb - Investor Relations
408 721-5693                                972 968-8285
invest@nsc.com                              mark.lipscomb@cyrix.com


NATIONAL SEMICONDUCTOR AND CYRIX ANNOUNCE AGREEMENT TO MERGE

Combined Company Will Integrate Technologies to Develop System on a Chip for Sub-$500 PC


Richardson, TX, July 28, 1997 - National Semiconductor Corporation (NYSE:NSM) and Cyrix Corporation (NASDAQ:CYRX) today announced a definitive merger agreement in order to develop system-on-a-chip technology for the rapidly growing entry-level PC, Net-PC and information-appliance markets.

     Under the terms of the agreement, each share of Cyrix common stock will be exchanged for .825 of a share of National common stock. Based on the closing price of National's shares on July 25, the aggregate value of the transaction to Cyrix stockholders would be approximately $550 million.

     "The unique combination of technologies resulting from the merger gives us all of the building blocks to provide complete system-on-a-chip solutions for sub-$500 PCs and a broad range of low-cost information appliances," said National CEO Brian Halla. "Cyrix's family of high-performance and high-integration x86 processors will enable National to drive dramatic market growth for products such as network PCs, hand-held PCs, net browsers and other information appliances that are becoming extremely affordable."

     Jay Swent, acting CEO of Cyrix, said, "Cyrix led the way in enabling the sub-$1,000 personal computer with the launch of the MediaGX, a processor that incorporates graphics, audio and system logic functions on a single chip. By combining National's complementary technologies and high-volume manufacturing with both the integrated MediaGX and high-performance 6x86MX processors, we enable growth and creation of new markets. The technologies and capabilities of both companies fit like a glove."

      The merger, approved by the boards of directors of both companies today, requires the approval of Cyrix's stockholders and is subject to regulatory approvals and other customary conditions. It is expected that the transaction will be completed in November, 1997. The transaction is intended to be accounted for as a pooling of interests and to qualify as a tax-free reorganization. National expects to recognize a one-time charge related to certain acquisition and related expenses in its November quarter, when the deal is expected to close.

     In connection with the merger agreement, Cyrix has granted an option to National to acquire up to 19.9 percent of the outstanding Cyrix common stock, exercisable in certain circumstances. In addition, certain Cyrix officers and directors

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have entered into an agreement with National, pursuant to which they have agreed to vote the Cyrix shares owned or controlled by them in favor of the merger.
                                       ##

     Cyrix Corporation (www.cyrix.com), headquartered in Richardson, Texas, is a leading supplier of high-performance processors to the personal computer industry. Founded in 1988, the company designs, manufactures and markets innovative Windows-compatible processors. Cyrix customers include Acer, Compaq, CTX, Cybermax, Fujitsu, IBM, NEC, Samsung and Vobis. The Cyrix 6x86 processor has been recognized for its performance with awards from a number of publications, including Byte Magazine's Best Technology at CeBIT'96, Computer Reseller News' Editor's Choice Award, PC Week's Corporate IT Excellence Award and Computer Shopper's Direct Channel Excellence Award.

     National Semiconductor Corporation, a Fortune 500 company, produces system-on-a-chip silicon solutions for the information highway, based on its leadership in analog and mixed signal technologies. National is headquartered in Santa Clara, California, and focuses on the communications, personal systems and consumer markets. National has annual sales of approximately $2 billion and 12,500 employees worldwide. Additional company and product information is available on the World Wide Web at www.national.com.

Cyrix is a registered trademark and 6x86MX and Media GX 6x86 are trademarks of Cyrix Corporation. All other brands or product names are trademarks or registered trademarks of their respective holders.